June 13, 2023

U.S. Securities and Exchange Commission

Division of Investment Management – Office of Chief Accountant

100 F Street, NE

Washington, DC 20549

Attn: Ms. Mindy Rotter, Esq.

Re:

Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651)

Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104)

Touchstone Variable Series Trust (File Nos. 33-76566 and 811-8416)

Dear Ms. Rotter:

On behalf of the Trusts listed above (each, a "Trust" and together, the "Trusts"), this letter responds to follow-up oral comments provided by the staff of the Securities and Exchange Commission (the "Staff") on May 16, 2023, in connection with the Staff's review of the Trusts' filings for the most recent fiscal years ended June 30, 2022, September 30, 2022 and December 31, 2022, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002. These follow-up comments relate to the Trusts' original response to Staff comments filed with the Securities and Exchange Commission on May 5, 2023 (the "May 5 Letter"), and specifically, the Trusts' response to question 7 in the May 5 Letter.

For your convenience, question 7 from the May 5 Letter, along with Trusts' response are included below, along with the follow-up Staff comments. Staff comments are set out below in italicized text and each comment is followed by the relevant Trust's response.

1.Staff Question 7 from the May 5 Letter: Please explain why the following Touchstone Funds incurred a bank overdraft during each Fund's most recent fiscal year: Touchstone Active Bond Fund, Touchstone Ultra Duration Fixed Income Fund, and Touchstone Bond Fund.

Trusts' Response from the May 5 Letter: Touchstone utilizes the Bank of New York Mellon ("BNYM") as the Funds' accounting agent and Brown Brothers Harriman ("BBH") as the Funds' custodian. Cash items are posted on the expected receipt date in BNYM's accounting system. Each of the three Funds noted by the Staff had cash items that were posted as received in BNYM's accounting system on a certain date, but were not yet received in the BBH custody account on such date. As a result, these three Funds incurred overdrafts in the BBH custody account due to this date mismatch.

2.Staff Follow-Up Questions: Please describe the following in relation to the Trusts' response to question 7 from the May 5 Letter:

a.Describe the specific cash item that resulted in the date mismatch and associated overdraft.

Response: Touchstone Active Bond Fund had an overdraft of $6,493 at September 30, 2022. This overdraft was primarily associated with an expected interest payment on a Republic of Belarus (07737JAB9) security that was posted in the fund accounting system on the due date of such interest payment, but the cash was not received in the BBH custody account on such due date.

Touchstone Ultra Short Duration Fixed Income Fund had an overdraft of $510,361 at September 30, 2022. This amount represented an expected payment (both sink and interest payments) on a United States International Development (90376PBX8) security that was posted in the fund accounting system on September 30, 2022; however, the cash was not received in the custody account until October 4, 2022.

Touchstone Bond Fund had an overdraft of $127 at December 31, 2022. This was associated with the Residential Asset Securitization Trust 2006-A1 (45660L6K0) security that had accrued income of $383; however, the actual cash received in the custody account was $256, for a difference of $127.

b.Describe the reconciliation process between BNYM (the Funds' account agent) and BBH (the Funds' custodian) with respect to these types of transactions and describe why there is a timing difference between the receipt of cash items.

Response: Cash items are posted on the expected receipt date in the BNYM fund accounting system, while cash items are posted by the custodian (BBH) when they are actually received. On each business day, BNYM reconciles the custody transactions to the accounting transactions and researches any variances. The Trusts note the following with respect to the specific instances described above in the response to question 2a:

•BNYM researched the Republic of Belarus interest payment with the custodian who confirmed the Republic of Belarus was no longer making the interest payments.

•There was a payment delay on the United States International Development (90376PBX8) security. The fund accounting system listed the payment date of September 30, 2022, but the custodian did not receive the payment until October 4, 2023.

•Fund accounting accrues interest daily based on factors from Bloomberg. Based on this information, fund accounting was expecting to receive a payment of $383 for the Residential Asset Securitization Trust 2006-A1. The actual cash receipt in the custody account was $256.

c.Describe the frequency of overdrafts as a result of these date mismatches. Please include the number of times during the last fiscal year and current fiscal year these date mismatches have occurred.

Response: Touchstone reviewed the transactions for the Touchstone Active Bond Fund, Touchstone Ultra Short Duration Fixed Income Fund and the Touchstone Bond Fund where overdraft fees incurred were greater than $100 per day due to date mismatches during the last and current fiscal years. In reviewing these Funds, only the Touchstone Ultra Short Duration Fixed Income Fund had date mismatch transactions on nine separate days where the overdraft fees incurred for the day exceeded $100. The Touchstone Active Bond Fund and the Touchstone Bond Fund did not incur any overdraft fees in excess of $100 per day as a result of date mismatches during the last and current fiscal years.

d.Describe the fees (if any) incurred by the Funds as a result of these overdrafts. Please comment on which party is responsible for the expenses, the amounts incurred by each Fund, and any impact on the Funds' NAVs.

Response: The Trusts note that overdraft fees are charged to the applicable Fund. The total overdraft fees charged to the Touchstone Ultra Short Duration Fixed Income Fund for the

nine days noted in the response to question 2c above was $19,359.48. This amount equates to $0.0003 per share or 0.004% of the Fund's net assets based on the Fund's May 15, 2023 net assets. The Trust further notes that this Fund has an expense limitation agreement in place between the Trust and the Fund's investment adviser (Touchstone Advisors, Inc.) that dictates that the investment adviser covers certain Fund expenses, including overdraft fees, that exceed the expense cap. We note that this Fund's expenses have historically exceeded its expense cap, and as a result, Touchstone Advisors, Inc. is covering the expenses that exceed the cap. As noted in the response to question 2c above, the Touchstone Active Bond Fund and the Touchstone Bond Fund did not incur any overdraft fees greater than $100 per day as a result of date mismatches.

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz

Meredyth A. Whitford-Schultz

Senior Counsel & Secretary to the Trusts

cc:Terri A. Lucas Timothy S. Stearns

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